

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Linghui Kong
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

> **Re: Bitdeer Technologies Group**
> **Amendment No. 10 to Draft Registration Statement on Form F-4**
> **Submitted February 03, 2023**
> **CIK No. 0001899123**

Dear Linghui Kong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

Amendment No. 10 to Draft Registration Statement on Form F-4

Information Related to Bitdeer
Energy, page 212

1.   We note your response to prior comment 5 and reissue it, in part. In light of the importance of energy to your operations, please provide detail about the production of energy used at your mining datacenters. For example, discuss whether the power suppliers at each of your datacenters are coal-fired plants or hydroelectric facilities.

Bitdeer's Directors and Executive Officers, page 215

2.   Update your total compensation paid and benefits in-kind provided to your directors and

Linghui Kong
Bitdeer Technologies Group
February 8, 2023
Page 2

executive officers for the year ended December 31, 2022.

Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 20. Related Party Transactions, page F-58

3. We continue to consider your responses to comment 3 in your letter dated September 6, 2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.

General

4. We note mention of Genesis Mining and Power Mining Pool on page 80 in your filing. Please disclose whether you or Matrixport have any direct or indirect relationship with either company.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Cai